UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 4) (Final Amendment)

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

INTERCEPT PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

45845P108

(CUSIP Number of Class of Securities)

Mary J. Grendell

Deputy General Counsel and Corporate Secretary

Intercept Pharmaceuticals, Inc.

10 Hudson Yards, 37th Floor

New York, NY 10001

(646) 747-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,014,589.76	$219.79

(1)	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all stock options to purchase shares of the issuer’s common stock that may be eligible for repricing in the offer will be tendered pursuant to this offer. This calculation assumes stock options to purchase an aggregate of 733,613 shares of the issuer’s common stock, having an aggregate value of $2,014,589.76 as of August 12, 2021, calculated based on the Black-Scholes option pricing model, will be exchanged or cancelled pursuant to this offer.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $109.10 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.01091% of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$219.79	Filing Party:	Intercept Pharmaceuticals, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	August 16, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

This amendment amends and supplements the Tender Offer Statement on Schedule TO filed by the issuer on August 16, 2021 relating to an offer by the issuer to exchange eligible old stock options for new stock options (the “Offer”). This is a final amendment reporting the results of the Offer.

Item 4. Terms of the Transaction

Item 4 of the Schedule TO is amended and supplemented as follows:

The Offer expired at 11:59 p.m., Eastern Daylight Time, Friday, September 17, 2021. The issuer accepted for exchange 612,080 options out of 703,967 eligible options (86.9%). These options are being exchanged for 338,848 new options (for an overall exchange ratio of 1.81:1). The grant date for the new options is Monday, September 20, 2021. The exercise price for the new options is $15.18, the closing stock price on the new option grant date.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 21, 2021	INTERCEPT PHARMACEUTICALS, INC.

	By:	/s/ Rocco Venezia
Rocco Venezia
Chief Accounting Officer and Treasurer